Sarita's Macaroni & Cheese, Inc.



ANNUAL REPORT

197 First Avenue
New York, NY 10003
(212) 358 - 7912
www.eatsmac.com

This Annual Report is dated April 30, 2019.

BUSINESS

S'MAC (short for Sarita's Macaroni & Cheese) is an exciting eatery located in the heart of Manhattan's East Village. We opened our doors on June 24, 2006 and specialize in Macaroni & Cheese. Our model is built around serving baked-to-order mac & cheese, scratch-cooked from fresh ingredients. But selling mac & cheese is a vehicle to move forward on our larger purpose - that of Giving Goodness. S'MAC aims to give goodness to everyone it comes into contact with - customers, employees, vendors and the larger community within which we operate.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Results of Operation

S'MAC has been in operation for almost 13 years in the East Village of Manhattan, and we have created a model for serving baked-to-order mac & cheese that can be duplicated. We are looking to grow the brand on a national level and subsequently, worldwide. We have a 13-year consistent operational history and these results are representative of what we expect in the future.

<u>Year ended December 31, 2018 compared to year ended December 31, 2017</u>
The following discussion is based on our un-audited operating data and is subject to change once our accountant completes a financial review of those statements.

Revenue
Revenue for fiscal year 2018 was $1,277,694.40, approximately 36% higher than fiscal year 2017 revenue of $939,146.00. This significant increase is primarily due to the re-introduction of food deliveries (with healthy margins) and the introduction of self-ordering kiosks in the store allowing lines to move faster.

Food Costs
Our food costs have stayed relatively flat for the past few years, averaging at approximately 25%-27%. We believe that this is as low as we can go on food costs without changing the menu and without the buying leverage that will come with more stores.

Gross Margins
2018 gross profit was $918,837 as compared to the 2017 gross profit of $682,522. As a percentage of sales, this has stayed the same.

Expenses
The Company's expenses consist primarily of: food, labor and occupancy (rent + utilities). Food expenses as a percentage of sales were flat (as discussed in Food Costs above). Occupancy costs went up due to the yearly increase in rent but were slightly lower than 2017 as a percentage of sales (12% in 2018 vs 13.5% in 2017). Labor costs were higher compared to 2017 due to a significant increase in minimum wage in New York City. However, Labor as a percentage of sales was lower by 3% (30% in 2018 vs. 33% in 2017) primarily due to the use of self-ordering kiosks in the store allowing us to increase sales significantly while holding the employee count at 2017 levels.

<u>2019 Projections compared to year ended December 31, 2018</u>
The following discussion is a projection based upon our un-audited operating data and is subject to change once we complete our fiscal year and our accountant completes a financial review of those statements.

Revenue
Based upon sales data from the first 4 months of 2019 we are expecting to end this year between $1.7-$1.8 million dollars in gross sales. This will be a 50% increase from 2018 sales.

Food Costs
We expect our food costs to continue averaging around 25%-27%. We believe that this is as low as we can go on food costs without changing the menu and without the
buying leverage that will come with more stores.

Gross Margins

We expect our gross margins as a percentage of sales to stay flat at the end of 2019. Our controllable expenses as a percentage of sales will remain flat at the end of 2019 due to the increase in labor costs (minimum wage went up to $15/hour in January 2019 from $13/hour in 2018).

Expenses
The expenses picture in 2019 should be similar to 2018. We are continuing to experience an increased sales volume while keeping our employee count the same. However, as noted above we will lose some of those savings towards the higher minimum wage. We should end the year at 14%-15% again as per our projections.

Liquidity and Capital Resources

In 2018 the company raised approximately $78,500 through Reg CF on the StartEngine platform. This fell short of our goal of $107,000 and we decided not to pursue attempts to raise higher amounts via Reg CF. Also, at this time, the company's weekly sales have gone up from an average of $22,000 in April 2018 to an average of $38,000 in April 2019. The company is therefore cashflow neutral at this point in time and we are expecting to be cashflow positive in July 2019.

Instead of attempting to raise more capital via Reg CF we are instead actively pursuing partnership opportunities to grow the company.

Debt

The company has a loan through NY State for businesses that were affected by Hurricane Sandy that matures in November 2020. There is $48,773 left on the loan, interest is 1% and monthly payments are $2,227. The company has a loan with Capital One Bank that matures in April 2021. There is $5,617 left on the loan, interest is 5.25% and monthly payments are $532. The company took a loan with Biz2Credit in July 2018 that matures in July 2019. There is $14,359 left on the loan and daily payments are $341.67. There is an outstanding loan with a family member (as noted on the Balance Sheet as RBC Loan & Loan Payable) for $290,455, without interest and no maturity date. There is an outstanding loan payable to Caesar Ekya (as noted on the Balance Sheet as Loan Payable) for $24,000, without interest and no maturity date. In addition we have $1,476,128 of convertible loans outstanding, most of which will convert to equity. All of these outstanding convertible notes carry an annual simple interest of 5% and a 25% discount upon conversion.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Sarita Ekya, President
Caesar Ekya, Vice-President

Sarita Ekya has been the founding President & CEO of Sarita's Macaroni & Cheese, Inc. since its inception in 2005. She manages the day-to-day operations of the restaurant, as well as its finances, payroll, and vendor relations. She is also continually playing with the menu, creating seasonal specials, and ensuring that whatever a customer's palate, there's a mac & cheese to please. Sarita earned her Bachelor of Mechanical Engineering from Dalhousie University in Halifax, Canada. Outside of the restaurant, Sarita is very active in her children's lives, sitting on the school PTA executive board for several years.

Caesar Ekya has been a Vice President and member of the Board of Directors at Sarita's Macaroni & Cheese, Inc. since its inception in October 2005, and was instrumental in working with his wife, Sarita, to take S'MAC from concept to fruition. He focuses on new process development, technology, and developing investor and partner relations. Caesar earned a degree in Electronics Engineering from Bangalore University in India and a Master's Degree in Electrical Engineering from the University of Dayton in Ohio. Outside of the restaurant, Caesar serves as den leader for his sons' Boy Scout troop.

Number of Employees: 11

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Sarita Ekya	200 shares		100%

RELATED PARTY TRANSACTIONS

There is an outstanding loan with a family member (as noted on the Balance Sheet as RBC Loan & Loan Payable) for $290,455, without interest and no maturity date. There is an outstanding loan payable to Caesar Ekya (as noted on the Balance Sheet as Loan Payable) for $24,000, without interest and no maturity date.

OUR SECURITIES

Our authorized capital stock consists of 200 shares of common stock, par value $10 per share. As of December 31, 2018, 200 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting Rights

The holders of shares of the Company's common stock, no par value per share ("Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 30, 2019.

Sarita's Macaroni & Cheese, Inc.

By

Name: Sarita Ekya

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Sarita Ekya, Principal Executive Officer of Sarita's Macaroni & Cheese, Inc., hereby certify that the financial statements of Sarita's Macaroni & Cheese, Inc. included in this Report are true and complete in all material respects.



Principal Executive Officer

Please note that the figures provided in the financials are calculated prior to adjustments and the tax returns reflect post adjustment figures.

SARITA'S MACARONI & CHEESE, INC.
BALANCE SHEETS
DECEMBER 31, 2018 AND 2017
(unaudited)

	2017	2018
ASSETS		
Current Assets		
Total Bank Accounts	$ 9,570.33	$ 24,334.00
Other Current Assets		
House Charges Receivable	1,354.09	5,594.63
Total Intercompany Due (To)/From	$ 391,062.83	$ 481,312.83
Inventory	5,000.00	10,000.00
Undeposited Funds	6,822.46	6,073.35
Total Other Current Assets	$ 404,239.38	$ 502,980.81
Total Current Assets	$ 413,809.71	$ 527,314.81
Fixed Assets		
Total Accumulated Depreciation	-$ 495,361.00	-$ 487,512.76
Total Fixed Assets	$ 529,829.27	$ 529,829.27
Total Fixed Assets	$ 34,468.27	$ 42,316.51
Total Other Assets	$ 362,615.19	$ 457,884.42
TOTAL ASSETS	$ 810,893.17	$ 1,027,515.74
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	3,500.00	49,221.00
Total Accounts Payable	$ 3,500.00	$ 49,221.00
Total Credit Cards	$ 6,647.43	$ 1,309.03
Total Other Current Liabilities	$ 14,903.24	$ 14,903.24
RBC - Loan Payable	190,072.84	190,072.84
Total Other Current Liabilities	$ 331,164.34	$ 301,494.34
Total Current Liabilities	$ 341,311.77	$ 352,024.37
Long-Term Liabilities		
Total Convertible Loans	$ 1,364,328.74	$ 1,476,128.00
Loan Payable	100,383.08	100,383.08
Loan Payable	24,000.00	24,000.00
Total Long-Term Liabilities	$ 1,488,711.82	$ 1,600,511.08
Total Liabilities	$ 1,830,023.59	$ 1,952,535.45

Equity			
Accumulated Adjustment Account	-1,257,050.14		-1,257,050.14
Capital Stock	2,000.00		2,000.00
Net Income	125,773.71		125,773.71
Total Equity	-$ 1,129,276.43		-$1,129,276.43
TOTAL LIABILITIES AND EQUITY	$ 700,747.16		$ 823,259.02

SARITA'S MACARONI & CHEESE, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

		2017	2018
Total Income	$	939,146.00	1,265,540.32
Total Cost of Goods Sold	$	256,623.83	346,703.30
Gross Profit	$	682,522.17	918,837.02
Expenses			
Total Controllable	$	95,809.61	148,942.35
Total General & Administrative Expenses	$	14,716.85	43,315.89
Total Occupancy	$	125,934.00	202,792.63
Total Payroll Expenses	$	311,730.00	388,191.29
Total Expenses	$	548,190.46	783,242.16
Net Operating Income	$	134,331.71	135,594.86
Net Income	$	125,773.71	135,594.86

SARITA'S MACARONI & CHEESE, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(unaudited)

		2017		2018
OPERATING ACTIVITIES				
Net Income		125,773.71		135,594.86
Total Adjustments to reconcile Net Income to Net Cash:	-$	50,298.14	-$	179,062.67
Net cash provided by operating activities	$	75,475.57	-$	43,467.81
Net cash provided by investing activities	-$	67,877.70	-$	82,377.00
Net cash provided by financing activities	-$	14,750.00	$	132,050.00
Net cash increase for period	-$	7,152.13	$	6,205.19
Cash at beginning of period		14,067.37		9,570.33
Cash at end of period	$	6,915.24	$	15,775.52

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